Exhibit 21.1

SUBSIDIARIES

	Subsidiary	Jurisdiction of Incorporation
1	HR Entertainment Ltd.	British Virgin Islands
2	Deep Dive Holdings Ltd.	Malta
3	Ellmount Entertainment Ltd.	Malta
4	Lunar Ventures	Malta
5	Interstellar Entertainment NV	Curacao
6	Wowly N.V.	Curacao
7	HR Entertainment Solutions Ltd.	Cyprus
8	Highroller Solutions Ltd.	Cyprus